SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

December 28, 2022

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications announces receiving a letter form the ministry of communications concerning the agreement with bezeq for the purchase of an indefeasible right of use of fiber-optic infrastructure lines

PARTNER COMMUNICATIONS ANNOUNCES RECEIVING A LETTER
FORM THE MINISTRY OF COMMUNICATIONS CONCERNING THE
AGREEMENT WITH BEZEQ FOR THE PURCHASE OF AN
INDEFEASIBLE RIGHT OF USE OF FIBER-OPTIC INFRASTRUCTURE LINES

ROSH HA'AYIN, Israel, December 28, 2022 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced that further to the Company's immediate report on December 22, 2022, on December 27, 2022 a letter was received by the Company from the Ministry of Communications, concerning the agreement which was executed between the Company and Bezeq- the Israel Telecommunication Corp. Ltd. ("Bezeq" and "the Agreement"), regarding the purchase of an indefeasible and irrevocable right of use (IRU) of non-specific fiber optic infrastructure lines in buildings connected to Bezeq's fiber-optic infrastructure ("the Letter").

The Letter states that from a preliminary examination of the Agreement, it appears to raise real competitive concerns. Therefore, and bearing in mind the various provisions of the Communications Law (Bezeq and Broadcasting), 1982, the characteristics of Bezeq and bearing in mind its license - the Ministry of Communications contacted Bezeq with a request to receive its position. The aforementioned- in light of the Agreement being adapted to the characteristics of a single authorized supplier (the Company) and therefore cannot be used as a relevant shelf offering for other authorized suppliers in the wholesale market.

The results of the discussion between the Ministry of Communications and Bezeq can affect the agreement in force with Bezeq and its implementation.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see: http://www.partner.co.il/en/Investors-Relations/lobby

Contact:

Sigal Tzadok Acting Chief Financial Officer Tel: +972 (54) 781 4958	Amir Adar Head of Investor Relations & Corporate Projects Tel: +972 (54) 781 5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Sigal Tzadok
Name: Sigal Tzadok
Title: Acting Chief Financial Officer

Dated: December 28, 2022